UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mitel Networks Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Amy Kim
Morgan Stanley
1585 Broadway
New York, NY 10036
(212) 762-5079

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Stephen E. Older, Esq.
Seth T. Goldsamt, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, NY 10173

April 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 60671Q104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morgan Stanley 36-3145972
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☒
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,236,404*
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,236,404*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,236,404* (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.9%† (see Item 5)
14. Type of Reporting Person (See Instructions) HC, CO

*  Consists of: (a) common shares, without par value (“Common Shares”), of Mitel Networks Corporation (the “Company”), issued upon conversion of the Class 1 Convertible Preferred Shares (the “Class 1 Preferred”) of the Company in connection with the initial public offering by the Company of its Common Shares and the termination of the Shareholders Agreement dated as of August 16, 2007 (the “Shareholders Agreement”), among the Company, Morgan Stanley Principal Investments, Inc., Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Power Technology Investment Corporation, Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited; and (b) Common Shares issuable upon exercise of warrants held by Morgan Stanley Principal Investments, Inc.  The number of Common Shares disclosed herein reflects a reverse split of Common Shares conducted by the Company in April 2010 of its outstanding Common Shares on the basis of a ratio of one post-split Common Share for every fifteen pre-split Common Shares.  See Item 5.

†  This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants or other convertible securities (other than those held by the Reporting Persons) have been exercised for, or converted into, Common Shares, and is calculated based on 53,075,754 Common Shares, which is the sum of (a) 52,803,159 Common Shares outstanding upon completion of the Company’s initial public offering, as reported in the Company’s final prospectus dated April 21, 2010 and (b) 272,595 Common Shares issuable upon exercise of warrants held by Morgan Stanley Principal Investments, Inc.  See Item 5.

CUSIP No. 60671Q104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morgan Stanley Principal Investments, Inc. 20-8595823
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☒
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,236,404*
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,236,404*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,236,404* (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.9%† (see item 5)
14. Type of Reporting Person (See Instructions) CO

*  Consists of: (a) Common Shares issued upon conversion of the Class 1 Preferred of the Company in connection with the initial public offering by the Company of its Common Shares and the termination of the Shareholders Agreement; and (b) Common Shares issuable upon exercise of warrants held by Morgan Stanley Principal Investments, Inc.  The number of Common Shares disclosed herein reflects a reverse split of Common Shares conducted by the Company in April 2010 of its outstanding Common Shares on the basis of a ratio of one post-split Common Share for every fifteen pre-split Common Shares.  See Item 5.

†  This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants or other convertible securities (other than those held by the Reporting Persons) have been exercised for, or converted into, Common Shares, and is calculated based on 53,075,754 Common Shares, which is the sum of (a) 52,803,159 Common Shares outstanding upon completion of the Company’s initial public offering, as reported in the Company’s final prospectus dated April 21, 2010 and (b) 272,595 Common Shares issuable upon exercise of warrants held by Morgan Stanley Principal Investments, Inc.  See Item 5.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley Principal Investments, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Morgan Stanley (“MSPI” and, together with MS, the “Reporting Persons”), in connection with the termination of the Shareholders Agreement dated as of August 16, 2007 (the “Shareholders Agreement”), among Mitel Networks Corporation, a Canadian corporation (the “Company”), MSPI, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Power Technology Investment Corporation (“PTIC”), Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited, and the conversion of all Class 1 Convertible Preferred Shares (the “Class 1 Preferred”) of the Company into Common Shares, that occurred in connection with the Company’s initial public offering of Common Shares that closed on April 27, 2010.

Pursuant to the Shareholders Agreement, the shareholders of the Company parties thereto, except for PTIC or any shareholder which, together with its affiliates, held less than 3% of the Common Shares (on an as-if converted to Common Shares basis), agreed to vote their respective Common Shares to cause the Company to act in compliance with the provisions of the Shareholders Agreement.  Pursuant to the Shareholders Agreement, MSPI also agreed to vote any and all Common Shares held by it in the manner designated by Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l and granted Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l a proxy to vote all Common Shares held by it.

This Amendment No. 1 amends and supplements the initial Statement on Schedule 13D, filed with the Securities and Exchange Commission on August 27, 2007 (the “Schedule 13D”), by the Reporting Persons to reflect the termination of the Shareholders Agreement and the conversion of Class 1 Preferred into Common Shares.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

(a)           This Amendment No. 1 is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley Principal Investments, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Morgan Stanley (“MSPI,” together with MS, the “Reporting Persons”).

(b)           The name, business address, present principal occupation or employment of each director and executive officer of MS and MSPI are set forth in Schedule A and Schedule B, respectively.  The address of the principal business office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

(c)           MS is a leading global financial services firm that maintains significant market positions in each of its business segments – Institutional Securities, Global Wealth Management Group and Asset Management.  MSPI is an indirect wholly-owned subsidiary of MS.

(d) and (e)

During the last five years, neither of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule A and Schedule B, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit A.

(f)           The citizenship of each of the persons set forth in Schedule A and Schedule B is provided therein.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

As previously reported in the Schedule 13D, on August 16, 2007, under the terms of a private placement of Class 1 Preferred by the Company, MSPI purchased 43,340 shares of Class 1 Preferred and a warrant to purchase up to 3,284,196 Common Shares of the Company, at an initial exercise price of $1.32 per Common Share, for an aggregate purchase price of $43,340,000.

On January 18, 2008, under the terms of a private placement of Class 1 Preferred by the Company, MSPI purchased an additional 1,593 shares of Class 1 Preferred and a warrant to purchase up to 120,714 Common Shares of the Company, at an initial exercise price of $1.32 per Common Share, for an aggregate purchase price of $1,647,863.

MSPI obtained funds for the purchase price for both transactions through internally generated funds.

Item 5.  Interest in Securities of Issuer.*

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:
`
(a) and (b)

The following disclosure assumes there are 53,075,754 Common Shares of the Company, which is the sum of (i) 52,803,159 Common Shares outstanding upon completion of the Company’s initial public offering (which the Company represented in its final prospectus dated April 21, 2010 to be the number of Common Shares outstanding following the Company’s initial public offering) and (ii) 272,595 Common Shares issuable upon exercise of warrants to purchase Common Shares, at an exercise price of $16.48 per share, held by MSPI.  All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of April 27, 2010 following the completion of the Company’s initial public offering.

Pursuant to the terms of the warrants issued to MSPI, the exercise price and number of Common Shares issuable upon exercise thereof were adjusted as a result of the reverse split of Common Shares conducted by the Company in April 2010 of its outstanding Common Shares on the basis of a ratio of one post-split Common Share for every fifteen pre-split Common Shares and anti-dilution provisions.

On April 27, 2010, in connection with the Company’s initial public offering and pursuant to the terms of the Articles of Amendment dated as of August 16, 2007 to the Company’s Articles of Incorporation establishing the terms of the Class 1 Preferred, the holders of a majority of the shares of Class 1 Preferred elected to have the Company convert all of the outstanding shares of Class 1 Preferred into Common Shares.  As a result of such election, 44,933 shares of Class 1 Preferred held by MSPI were converted by the Company into 3,963,809 Common Shares.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act, and may be deemed to share beneficial ownership of 3,963,809 Common Shares held by MSPI and the exercise of warrants to purchase up to an aggregate of 272,595 Common Shares held by MSPI, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 7.9% of the outstanding Common Shares.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of the

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

Schedule 13D (including this Amendment No. 1) shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSPI.  The Reporting Persons do not affirm the existence of a group and are filing this Amendment No. 1 jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

By virtue of the relationship reported under Item 2, each of MS and MSPI may be deemed to have shared voting and dispositive power with respect to 4,236,404 Common Shares beneficially owned by MSPI.  Neither the filing of the Schedule 13D (including this Amendment No. 1) nor any of its contents shall be deemed to constitute an admission by either Reporting Person that it is the beneficial owner of any of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The filing of the Schedule 13D (including this Amendment No. 1) shall not be construed as an admission that either of the Reporting Persons shares beneficial ownership for purposes of Section 13(d) of the Exchange Act.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A or Schedule B beneficially owns any Common Shares.

(c)           Neither of the Reporting Persons nor, to the knowledge of either of the Reporting Persons, any other person or entity previously reported under Item 2 (including those listed on Schedule A), has effected any transactions in the Common Shares during the past 60 days, other than the conversion of the shares of Class 1 Preferred into Common Shares in connection with the Company’s initial public offering.

(d)           By virtue of the relationship reported under Item 2, MS may be deemed to have the power to direct the receipt of dividends declared on the securities held by MSPI and the proceeds from the sale of the securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On April 27, 2010, the Shareholders Agreement was terminated in accordance with its terms.

As of April 29, 2010, Morgan Stanley Bank N.A. and Morgan Stanley Senior Funding, Inc., affiliates of MSPI, hold in the aggregate approximately $37.0 million of the Company’s first lien term loan, Morgan Stanley Senior Funding, Inc. holds approximately $67.8 million of the Company’s second lien term loan and Morgan Stanley Bank N.A. holds approximately $22.5 million of the Company’s revolving credit facility.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2010

MORGAN STANLEY

By:	/s/ Amy Y. Kim
Name: Amy Y. Kim
Title: Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

By:	/s/ David Bersh
Name: David Bersh
Title: Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

*John J. Mack	Chairman of the Board

*James P. Gorman1	President and Chief Executive Officer

*Roy J. Bostock	Director

*Erskine B. Bowles	President of the University of North Carolina

*Howard J. Davies2	Director, The London School of Economics and Political Science

*Nobuyuki Hirano3	Deputy President and Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*James H. Hance, Jr.	Director

*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC

*Donald T. Nicolaisen	Director

*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation

*Charles E. Phillips, Jr.	President and Director of Oracle Corporation

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley

Ruth Porat	Executive Vice President and Chief Financial Officer

Thomas R. Nides	Executive Vice President and Chief Operating Officer

Gary G. Lynch	Vice Chairman and Chief Legal Officer

Kenneth M. deRegt	Chief Risk Officer

Gregory J. Fleming	Executive Vice President and Head of Asset Management and Research

Colm Kelleher4	Executive Vice President and Co-Head of Institutional Securities

Paul J. Taubman	Executive Vice President and Co-Head of Institutional Securities

Charles D. Johnston	Executive Vice President and Head of Morgan Stanley Smith Barney

Walid A. Chammah	Executive Vice President and Chief Executive Officer of Morgan Stanley International

1 Dual citizenship – Australia and United States
2 Citizenship – England
3 Citizenship – Japan
4 Dual citizenship – England and Ireland
* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY PRINCIPAL INVESTMENTS, INC

           The names of the directors and the names and titles of the executive officers of Morgan Stanley Principal Investments, Inc. (“MSPI”) and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MSPI at 1585 Broadway, New York, NY 10036. Each occupation set forth opposite an individual's name refers to MSPI and each individual is a United States citizen.

Name	Title

David Bersh	Vice President

*Thomas E. Doster	Vice President

Edgar Legaspi	Vice President

Louis A. Palladino, Jr.	Vice President

*Edgar A. Sabounghi	Vice President

Bruce R. Sandberg	Vice President

Martin M. Cohen	Secretary

Margaret T. Dugan	Assistant Secretary

Charlene R. Herzer	Assistant Secretary

Susan M. Krause	Assistant Secretary

Anita Rios	Treasurer

* Director

EXHIBIT A

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. (“MSDWI”) into Morgan Stanley & Co. Incorporated (“MS&Co.”), and MS&Co., the surviving entity, became Morgan Stanley’s principal U.S. broker-dealer.

(a) In January 2005, the Securities and Exchange Commission (“SEC”), announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(b) In May 2006, MS&Co. reached a settlement with the SEC, the New York Stock Exchange (“NYSE”) and the National Association of Securities Dealers, Inc. (“NASD”) relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(c) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004. Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million. Morgan Stanley also agreed to retain an independent distribution consultant to develop and  implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(d)  On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that MS&Co. entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006. In the AWC, FINRA found that, among other things, Morgan Stanley provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests. The AWC also included findings that Morgan Stanley failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery. FINRA found that Morgan Stanley violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure. In the settlement, Morgan Stanley neither admitted nor denied these findings. The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of Morgan

Stanley. In addition, Morgan Stanley was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to Morgan Stanley’s retail brokerage operations.

(e)  Starting in July 2003, Morgan Stanley received subpoenas and requests for information from various regulatory and governmental agencies, including the SEC, the NYSE and various states, in connection with industry-wide investigations of broker-dealers and mutual fund complexes relating to possible late trading and market timing of mutual funds. In December 2007, Morgan Stanley settled all claims with the SEC concerning late trading and market timing of mutual funds in the retail system over the period from January 2002 to August 2003. Under the terms of the settlement, Morgan Stanley will, among other things, be censured and pay a monetary fine.

(f)  On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.